Exhibit 99.1

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

Three- and nine-month periods ended September 30, 2022 and September 30, 2021

Presented in Euros (Thousands)

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Revenue	3	20,899	12,874	61,053	42,561
Cost of revenue		(10,454)	(6,263)	(28,961)	(22,276)

Gross Profit		10,445	6,611	32,092	20,285
Selling, general and administrative expenses	3	(12,034)	(8,864)	(33,539)	(24,838)
Loss on remeasurement of derivative liability	6	(101)	-	(101)	-
Gain on remeasurement of consideration receivable	3	-	36	37	48
Gain on remeasurement of deferred consideration	5, 11	52	-	521	-

Operating Loss		(1,638)	(2,217)	(990)	(4,505)
Net interest expense and other financing charges	3	(246)	(99)	(524)	(227)

Loss Before Income Taxes	3	(1,884)	(2,316)	(1,514)	(4,732)
Income taxes	21	(114)	(161)	(1,114)	(1,150)

Net Loss		(1,998)	(2,477)	(2,628)	(5,882)
Items to be reclassified to net loss:
Cumulative translation adjustment		2,211	364	4,396	1,913

Net Comprehensive Income (Loss)		213	(2,113)	1,768	(3,969)

Basic and Diluted Loss Per Share		(0.09)	(0.12)	(0.12)	(0.30)

		Millions	Millions	Millions	Millions
Weighted average number of shares - basic and diluted		21.9	20.0	21.2	19.3

Certain comparative figures have been reclassified to conform with current year presentation (Note 1).

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		As at	As at
		September 30,	December 31,
	Note	2022	2021
Cash and cash equivalents	13	17,183	16,006
Trade and other receivables	14	11,760	8,454
Prepaid expenses and other assets	15	1,995	2,442
Consideration receivable		—	56
Total Current Assets		30,938	26,958
Property and equipment		524	252
Right-of-use assets		774	579
Intangible assets	12	48,974	30,845
Goodwill	4, 5, 10	28,507	24,728
Other assets		30	28

Total Assets		109,747	83,390

Trade payables and other liabilities	16	19,905	14,357
Deferred revenue		1,116	27
Income taxes payable	21	1,219	784
Lease obligations on right of use assets - current		432	149
Deferred consideration - current	5, 11	1,364	—
Derivative liability - current	6	3,568	—
Loans payable		119	—
Total Current Liabilities		27,723	15,317
Deferred income tax liabilities	21	1,113	1,243
Non-current lease obligations on right of use assets		397	451
Convertible debt	6	5,000	—
Deferred consideration	5, 11	2,591	—
Other non-current liabilities		580	184
Total Liabilities		37,404	17,195

Share capital	7	109,902	100,285
Broker warrants	8	38	38
Shares to be issued	4, 7	6,982	13,746
Contributed surplus		19,912	18,385
Accumulated deficit		(71,371)	(68,743)
Accumulated other comprehensive income		6,880	2,484
Total Equity		72,343	66,195
Total Liabilities and Equity		109,747	83,390

See accompanying notes to the interim unaudited condensed consolidated financial statements.

Approved on behalf of the Board

Yaniv Sherman	Holly Gagnon
Chief Executive Officer	Non Executive Director

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

								Accumulated
								other
		Share	Shares to		Broker	Contributed	Accumulated	comprehensive	Total
	Note	capital	be issued	Warrants	warrants	surplus	Deficit	income (loss)	Equity
Balance as at January 1, 2021		62,304	22,608	1,642	399	14,325	(61,231)	(150)	39,897
Shares issued upon completion of Oryx earn-out	7	22,000	(22,000)	—	—	—	—	—	—
Shares issued upon completion of private placement, net of issuance costs	7	1,918	(608)	—	—	—	—	—	1,310
Shares to be issued as deferred consideration	7	—	13,746	—	—	—	—	—	13,746
Exercise of restricted share units	7, 9	267	—	—	—	(267)	—	—	—
Exercise of stock options	7, 9	983	—	—	—	(347)	—	—	636
Exercise of warrants	8	11,916	—	(1,831)	—	—	—	—	10,085
Expiry of warrants	8	—	—	(7)	—	7	—	—	—
Exercise of broker warrants	8	897	—	196	(361)	—	—	—	732
Share-based compensation	9	—	—	—	—	3,680	—	—	3,680
Net loss for the period		—	—	—	—	—	(5,882)	—	(5,882)
Other comprehensive income		—	—	—	—	—	—	1,913	1,913
Balance as at September 30, 2021		100,285	13,746	—	38	17,398	(67,113)	1,763	66,117

Balance as at January 1, 2022		100,285	13,746	—	38	18,385	(68,743)	2,484	66,195
Shares issued as consideration	5, 7	1,426	—	—	—	—	—	—	1,426
Shares issued as deferred consideration	4, 7	6,764	(6,764)	—	—	—	—	—	—
Exercise of deferred share units	7, 9	1,407	—	—	—	(1,407)	—	—	—
Exercise of stock options	7, 9	20	—	—	—	(6)	—	—	14
Share-based compensation	9	—	—	—	—	2,940	—	—	2,940
Net loss for the period		—	—	—	—	—	(2,628)	—	(2,628)
Other comprehensive income		—	—	—	—	—	—	4,396	4,396
Balance as at September 30, 2022		109,902	6,982	—	38	19,912	(71,371)	6,880	72,343

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

INTERIM UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

		Nine Months Ended September 30,
	Note	2022	2021
Operating Activities
Net loss from continuing operations		(2,628)	(5,882)
Add:
Net interest expense and other financing charges	3	524	227
Depreciation and amortization	3	5,934	3,220
Share based compensation	3, 9	2,940	3,680
Gain on remeasurement of consideration receivable		(37)	(48)
Gain on remeasurement of deferred consideration	5, 11	(521)	—
Deferred income tax recovery	21	(306)	(274)

		5,906	923
Change in non-cash working capital	19	1,364	1,322
Change in income taxes payable		435	70
Cash Flows From Operating Activities		7,705	2,315

Investing Activities
Purchases of property and equipment		(257)	(72)
Additions of intangible assets	12	(5,157)	(2,091)
Proceeds from sale of discontinued operations		91	148
Consideration paid upon business combination	4, 5	(8,488)	(8,268)
Cash acquired from business combination	4, 5	256	124
Prepaid consideration	5, 15, 19	(821)	—
Deferred and contingent consideration payments	10	-	(11,521)
Cash Flows Used In Investing Activities		(14,376)	(21,680)

Financing Activities
Proceeds from exercise of warrants and broker warrants	8	-	10,817
Proceeds from convertible debt, net of costs	6	8,276	—
Proceeds from exercise of stock options	9	14	636
Proceeds from shares issued upon private placement, net of issuance costs	7	-	1,310
Repayment of lease liability		(112)	(110)
Repayment of loans	5	(654)	-
Interest income		13	54
Interest and financing fees	3	(165)	(186)
Cash Flows From Financing Activities		7,372	12,521

Effect of foreign currency exchange rate changes on cash and cash equivalents		476	1,047
Change in Cash and Cash Equivalents		1,177	(5,797)
Cash and cash equivalents at beginning of period		16,006	26,102
Cash and Cash Equivalents at end of period		17,183	20,305

Certain comparative figures have been reclassified to conform with current year presentation (Note 1).

See accompanying notes to the interim unaudited condensed consolidated financial statements.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   BASIS OF PRESENTATION

Nature of operations

Bragg Gaming Group Inc. and its subsidiaries (“Bragg”, “BGG”, the “Company” or the “Group”) is primarily a B2B online gaming technology platform and casino content aggregator through its acquisition of Oryx Gaming International LLC (“Oryx” or “Oryx Gaming”) in 2018, Wild Streak LLC (“Wild Streak”) in 2021, and Spin Games LLC (“Spin”) in 2022.

The registered and head office of the Company is located at 130 King Street West, Suite 1955, Toronto, Ontario, Canada M5X 1E3.

Oryx Gaming

Oryx Gaming is a B2B gaming solution provider. Oryx offers a turnkey solution, including an omni-channel retail, online and mobile iGaming platform, as well as an advanced content aggregator, sportsbook, lottery, marketing, and operational services. Oryx is incorporated in the State of Delaware and headquartered in Las Vegas. Its primary operations are provided through its wholly owned subsidiaries in Malta, Cyprus, and Slovenia.

Statement of compliance and basis of presentation

The accompanying interim unaudited condensed consolidated financial statements (“interim financial statements”) have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting and do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021.

These interim financial statements are prepared on a historical cost basis except for financial instruments classified at fair value through profit or loss (“FVTPL”) or fair value through other comprehensive income (“FVOCI”) which are measured at fair value. The significant accounting policies set out below have been applied consistently in the preparation of the interim financial statements for all periods presented.

These interim financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business.

These interim financial statements were, at the recommendation of the audit committee, approved and authorized for issuance by the Company’s Board of Directors on November 10, 2022.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   BASIS OF PRESENTATION (CONTINUED)

COVID-19

In December 2019, there was a global outbreak of COVID-19 (coronavirus), which has continued to have a significant impact on businesses through the restrictions put in place by the national, provincial and municipal governments around the world regarding travel, business operations and isolation and quarantine orders.

At this time, it is unknown the extent of the impact the COVID-19 outbreak may have on the Company in the long term as this will depend on future developments that remain highly uncertain and that cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, quarantine and isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus.

However, the Company derives the majority of its revenue from online casino gaming. This sector has largely benefited from the various international “lock downs”, requiring people to stay at home. As a result, such forms of entertainment have prevailed in a similar fashion to the various streaming businesses such as Netflix. Furthermore, the Company has limited exposure to sports betting revenues that have been impacted by the lack of professional sports.

As at the time of release of these interim financial statements, the Company’s financial performance, financial position and cash flows had not been adversely impacted by COVID-19 and the Company has determined no impairment of its goodwill is required.

Graduation to the Toronto Stock Exchange (“TSX”)

On January 27, 2021, the Company began trading on TSX under the symbol “BRAG”. Concurrent with the TSX listing, the Company’s Common Shares were delisted from the TSX Venture Exchange.

Trading on the Nasdaq Global Select Market (“Nasdaq”)

On August 27, 2021, the Company began trading on Nasdaq under the symbol “BRAG”. The Company’s shares also continue to trade on the Toronto Stock Exchange.

Reverse Stock Split

At the annual and special meeting of the Company’s shareholders held on April 28, 2021, the Company’s shareholders granted the Company’s Board of Directors discretionary authority to implement a consolidation of the issued and outstanding Common Shares of the Company on the basis of a consolidation ratio of up to 15 pre-consolidation Common Shares for one post-consolidation Common Share. The Board of Directors selected a share consolidation ratio of ten pre-consolidation Common Shares for one post-consolidation Common Share and announced the consolidation on April 30, 2021 (the “reverse stock split”). The Company’s Common Shares began trading on TSX on a post-consolidation basis under the Company’s existing trade symbol “BRAG” on May 5, 2021. In accordance with International Financial Reporting Standards (“IFRS”), the change has been applied retrospectively.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1   BASIS OF PRESENTATION (CONTINUED)

Acquisition of Spin Games LLC

On May 12, 2021, the Company announced it had entered into an agreement to acquire Spin Games LLC in a cash and stock transaction for a purchase price of approximately USD 30,000 where the sellers of Spin would receive USD 10,000 in cash and USD 20,000 in Common Shares of the Company of which USD 5,000 in Common Shares would be issued on closing and the balance over the next three years. The transaction closed on June 1, 2022 following final approval from state gaming regulators and satisfaction of other customary closing conditions.

Acquisition of Wild Streak LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC, doing business as Wild Streak Gaming, a Las Vegas, Nevada based content creation studio with a portfolio of 39 premium casino slot titles supported across online and land-based applications.

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for a purchase price of USD 30,000. Pursuant to the transaction, which closed simultaneously with the signing of the purchase agreement, the sellers of Wild Streak received USD 10,000 in cash at closing and will receive USD 20,000 worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control.

Completion of financing arrangement

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8,700 (the "Funding Agreement") with Lind Global Fund II LP, an investment entity managed by The Lind Partners, a New York-based institutional fund manager (together ("Lind").

The funding provided to the Company by Lind came in the form of a USD 8,700 convertible debt (the "Convertible Debt") had a face value of USD 10,000 (the "Face Value"). The Company received net proceeds of USD 7,989 from the Funding after fees. The Face Value of the Convertible Debt has a 24 month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months.

The Convertible Debt is secured by assets of the Company and some of its subsidiaries. The Funding Agreement and the issuance of securities thereunder has been approved by the Toronto Stock Exchange (the "TSX").

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

1 BASIS OF PRESENTATION (CONTINUED)

Reclassification of comparative figures

Comparative figures have been reclassified to conform with current period presentation as follows:

-	Gain / (loss) on foreign exchange is now disclosed as net interest expense and other financing charges. Previously, this had been categorized as other operational costs. The reclassification has no effect on net loss for the period or prior periods.

2   SIGNIFICANT ACCOUNTING POLICIES

The interim financial statements were prepared using the same basis of presentation, accounting policies and methods of computation, and using the same significant estimates and judgments in applying the accounting policies as those of the audited consolidated financial statements for the year ended December 31, 2021, which are available at www.sedar.com.

Basis of consolidation

The interim financial statements include the accounts of the Company and its wholly owned subsidiaries when the Company controls them. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Company assesses control on an ongoing basis. The Company’s interest in the voting share capital of all its subsidiaries is 100%.

Transactions and balances between the Company and its consolidated entities have been eliminated on consolidation.

The table below summarizes the Company’s operating subsidiaries and the functional currency for each operating subsidiary:

Place of
	incorporation		Functional
	/ operation	Principal activity	currency
Bragg Gaming Group - Group Services Ltd.	United Kingdom	Corporate activities	GBP
Bragg Gaming Group - Parent Services Ltd.	United Kingdom	Corporate activities	GBP
Oryx Gaming International LLC	United States	Gaming solution provider	EUR
Oryx Gaming Ltd.	Malta	Gaming solution provider	EUR
Oryx Marketing Poslovne Storitve D.o.o.	Slovenia	Marketing	EUR
Oryx Podpora D.o.o.	Slovenia	B2B support services	EUR
Oryx Razyojne-Storitve D.o.o.	Slovenia	Gaming solution developer	EUR
Oryx Sales Distribution Ltd.	Cyprus	Distribution	EUR
Poynt Inc.	Canada	Distribution	CAD
Spin Games LLC	United States	Gaming solution provider	USD
Wild Streak LLC	United States	Content creation studio	USD

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Presentation currency

The presentation currency of the Company is the Euro, while the functional currencies of its subsidiaries are Euro, Canadian dollar, United States dollar, and British pound sterling due to primary location of individual entities within the Group. The presentation currency of the Euro has been selected as it best represents the majority of the Company’s economic inflows, outflows as well as its assets and liabilities.

The assets and liabilities of operations that have a functional currency different from that of the Company’s reporting currency are translated into Euros at the foreign currency exchange rate in effect at the reporting date. The resulting foreign currency exchange gains or losses are recognized in the foreign currency translation adjustment as part of other comprehensive income (loss). When such foreign operations are disposed of, the related foreign currency translation reserve is recognized in net earnings as part of the gain or loss on disposal.

Revenues and expenses of foreign operations are translated into Euros at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are transacted.

Business combinations

Business combinations are accounted for using the acquisition method as of the date when control is transferred to the Company. The Company measures goodwill as the excess of the sum of the fair value of the consideration transferred over the net identifiable assets acquired and liabilities assumed, all measured as at the acquisition date. Transaction costs that the Company incurs in connection with a business combination, other than those associated with the issuance of debt or equity securities, are expensed as incurred.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Net earnings (loss) per share (“EPS”)

Basic EPS is calculated by dividing the net earnings (loss) available to shareholders by the weighted average number of shares outstanding during the period. Diluted EPS is calculated by adjusting the net earnings available to shareholders and the weighted average number of shares outstanding for the effects of all potential dilutive instruments.

Diluted loss per share is equal to basic loss per share when the effect of dilutive securities is anti-dilutive.

Cash and cash equivalents

Cash equivalents consist of highly liquid marketable investments with an original maturity date of 90 days or less from the date of acquisition and prepaid credit cards. Cash and cash equivalents also include any cash held in trust as proceeds from future private placement.

Trade and other receivables

Trade and other receivables consist primarily of trade receivables from customers for which Oryx Gaming, Spin and Wild Streak provides services and accrued income in relation to receivables from customers that have yet to be invoiced, for services provided during the three and nine months ended September 30, 2022 and 2021. Upon invoicing, amounts are transferred from accrued income to trade receivables and any differences between the accrued and invoiced values are recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue recognition

The Company recognizes revenue when control of the goods or services has been transferred. Revenue is measured at the amount of consideration to which the Company expects to be entitled, including variable consideration to the extent that it is highly probable that a significant reversal will not occur. Revenue from continuing operations is derived from software platform licensing, maintenance of source code, bespoke development, management service fees, marketing fees, revenue share from licensing of content and hosting fees. Revenue is recognized when the service provided to the customer is complete. Specifically:

-	Games and content: revenues from content and platform licensing are derived from revenues a customer earns from utilizing the Company’s software platform and aggregated content in that period. The Company’s revenue is therefore linked to the revenue derived from a customer’s end user, i.e., the subsequent sale. The Company recognizes revenue once the customer has earned the revenue from the subsequent sale/services as this is the point where the performance obligation is satisfied.
-	iGaming and turnkey projects: the Company charges a fixed monthly management and marketing fee for its services in the month in which the services are provided, and performance obligations are met. Charges for development projects are charged on a time and materials basis upon delivery at agreed milestones. Revenue is recognized as it is billed unless services and performance obligations are provided in a future period. If services and performance obligations are not provided in the reporting period, then revenue is not recognized.

Consideration receivable

Consideration receivable consists of cash receivables due as a result of the sale of discontinued operations. The fair value of the consideration receivable is determined by calculating the present value of expected future cashflows relating to the consideration receivable, applying the Company’s discount rate.

Income taxes

Current and deferred taxes are recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss), except for current and deferred taxes related to a business combination, or amounts charged directly to equity or other comprehensive income (loss), which are recognized in the interim unaudited condensed consolidated statements of financial position.

Current tax is the expected tax payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous periods.

Deferred tax is recognized using the asset and liability method of accounting on temporary differences arising between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Deferred tax is measured using enacted or substantively enacted income tax rates expected to apply in the periods in which those temporary differences are expected to be recovered or settled. A deferred tax asset is recognized for temporary differences as well as unused tax losses and credits to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same taxation authority on the same taxable entity, or on different taxable entities where the Company intends to settle its current tax assets and liabilities on a net basis.

Deferred tax is recorded on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Company, and it is probable that the temporary difference will not reverse in the foreseeable future.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset, including costs incurred to prepare the asset for its intended use and capitalized borrowing costs. The commencement date for capitalization of costs occurs when the Company first incurs expenditures for the qualifying assets and undertakes the required activities to prepare the assets for their intended use.

Borrowing costs directly attributable to the acquisition, construction or production of property and equipment, that necessarily take a substantial period of time to prepare for their intended use and a proportionate share of general borrowings, are capitalized to the cost of those assets, based on a quarterly weighted average cost of borrowing. All other borrowing costs are expensed as incurred and recognized in net interest expense and other financing charges.

The cost of replacing a component of property and equipment is recognized in the carrying amount if it is probable that the future economic benefits embodied within the component will flow to the Company and the cost can be measured reliably. The carrying amount of the replaced component is derecognized. The cost of repairs and maintenance of property and equipment is expensed as incurred and recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Gains and losses on disposal of property and equipment are determined by comparing the fair value of proceeds from disposal with the net book value of the assets and are recognized on a net basis in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Property and equipment are depreciated on a straight-line basis over their estimated useful lives of up to five years to their estimated residual value when the assets are available for use. When significant parts of a property and equipment have different useful lives, they are accounted for as separate components and depreciated separately. Depreciation methods, useful lives and residual values are reviewed annually and are adjusted for prospectively, if appropriate.

Leases

The Company assesses whether a contract is, or contains, a lease. If a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, then the contract may contain a lease. The Company assesses whether a contract conveys the right to control the use of an asset by performing the following tests:

-

assess whether the contract involves the use of an identified asset and may be specified explicitly or implicitly. It should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a significant right to substitution, then the asset is not identified;

-	assess whether the Company has the right to obtain substantially all of the economic benefits arising from the use of the asset throughout the period of use; and
-

assess that the Company has the right to direct enjoyment of the asset. This right is identified when the Company has the decision-making rights in how and for what purpose the asset is used. In cases where the decision on how and for what purpose to use the asset has been predetermined, the Company has the right to direct the use of the asset if either it has the right to operate the asset, or the Company has designed the asset in a manner that predetermines how and for what purpose the asset will be used.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

Lease payments included in the measurement of the lease liability comprise the following:

-	fixed payments, including in-substance fixed payments;
-	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-	amounts expected to be payable under a residual value guarantee; and
-

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right of-use asset or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases of equipment that have a lease term of twelve months or less and leases of low-value assets, including IT equipment. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Intangible assets

Intangible assets are measured at cost less any amortization and accumulated impairment losses. These intangible assets are tested for impairment on an annual basis or more frequently if there are indicators that intangible assets may be impaired as described in the Impairment of non-financial assets policy.

Intangible assets are amortized on a straight-line basis over their estimated useful lives as follows:

Intellectual property identified upon business combination	5 - 10 years
Intellectual property acquired from third-parties	3 years
Customer relationships	10 - 13 years
Brands	10 years
Deferred development costs	3 years
Trademarks and patents	3 - 15 years
Gaming licences	Over the term of the licence

Trademarks, patents and gaming licences are classified under “Other” in the intangible assets disclosure note (Note 12).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company capitalizes the costs of intangible assets if and only if:

-	it is probable that the expected future economic benefits attributable to the asset will flow to the entity; and
-	the cost of the asset can be measured reliably.

Certain costs incurred in connection with the development of intellectual property relating to proprietary technology are capitalized to intangible assets as development costs. Intangible assets are recorded at cost, which consists of directly attributable costs necessary to create such intangible assets, less accumulated amortization and accumulated impairment losses, if any. The costs mainly include the salaries paid to the software developers and consulting fees.

These costs are recognized as development costs assets when the following criteria are met:

-	it is technically feasible to complete the software product so that it will be available for use;
-	management intends to complete the software product;
-	it can be demonstrated how the software product will generate future economic benefits;
-	adequate technical, financial, and other resources to complete the development and to use or sell the products are available; and
-	the expenditure attributable to the software product during its development can be reliably measured.

Goodwill

Goodwill arising in a business combination is recognized as an asset at the date that control is acquired. Goodwill is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indicators that goodwill may be impaired as described in the Impairment of non-financial assets policy.

Impairment of non-financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication exists, the asset is then tested for impairment by comparing its recoverable amount to its carrying value. Goodwill is tested for impairment at least annually.

For the purpose of impairment testing, assets, including right-of-use assets, are grouped together into the smallest group of assets that generate cash inflows from continuing use that are largely independent of cash inflows of other assets or groups of assets. This grouping is referred to as a cash generating unit (“CGU”).

Corporate assets, which include head office facilities and distribution centres, do not generate separate cash inflows. Corporate assets are tested for impairment at the minimum grouping of CGUs to which the corporate assets can be reasonably and consistently allocated. Goodwill arising from a business combination is tested for impairment at the minimum grouping of CGUs that are expected to benefit from the synergies of the combination.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The recoverable amount of a CGU or CGU grouping is the higher of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows from the CGU or CGU grouping, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or CGU grouping. If the CGU or CGU grouping includes right-of-use assets in its carrying amount, the pre-tax discount rate reflects the risks associated with the exclusion of lease payments from the estimated future cash flows. The fair value less costs to sell is based on the best information available to reflect the amount that could be obtained from the disposal of the CGU or CGU grouping in an arm’s length transaction between knowledgeable and willing parties, net of estimates of the costs of disposal.

An impairment loss is recognized if the carrying amount of a CGU or CGU grouping exceeds its recoverable amount. For asset impairments other than goodwill, the impairment loss reduces the carrying amounts of the non-financial assets in the CGU on a pro-rata basis, up to an asset’s individual recoverable amount. Any loss identified from goodwill impairment testing is first applied to reduce the carrying amount of goodwill allocated to the CGU grouping, and then to reduce the carrying amounts of the other non-financial assets in the CGU or CGU grouping on a pro-rata basis.

For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. An impairment loss in respect of goodwill is not reversed.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Upon initial recognition, financial instruments are measured at fair value plus or minus transaction costs that are directly attributable to the acquisition or issue of financial instruments that are not classified as fair value through profit or loss.

Financial instruments – classification and measurement

The classification and measurement approach for financial assets reflect the business model in which assets are managed and their cash flow characteristics. Financial assets are classified and measured based on these categories: amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit and loss (“FVTPL”). A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as FVTPL:

-	the financial asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A financial asset is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-	the financial asset is held within a business model in which assets are managed to achieve a particular objective by both collecting contractual cash flows and selling financial assets; and
-	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – classification and measurement (continued)

A financial asset shall be measured at FVTPL unless it is measured at amortized cost or at FVOCI. Financial assets are not reclassified subsequent to their initial recognition unless the Company identifies changes in its business model in managing financial assets. Financial liabilities are classified and measured based on two categories: amortized cost or FVTPL.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using valuation methodologies, primarily discounted cash flows taking into account external market inputs where possible.

The amortized cost of a financial asset or liability is the amount at which the financial asset or liability is measured at initial recognition, minus principal payments, plus or minus the cumulative amortization using the effective interest method of any difference between the initial amount recognized and the maturity amount, minus any reduction for impairment.

The following table summarizes the classification and measurement of the Company’s financial assets and liabilities:

Asset / Liability	Classification / Measurement
Cash and cash equivalents	FVTPL
Trade and other receivables	Amortized cost
Consideration receivable	FVTPL
Other assets	Amortized cost
Trade payables and other liabilities	Amortized cost
Deferred and contingent consideration	FVTPL
Derivative liability	FVTPL
Convertible debt	Amortized cost
Lease obligations on right of use assets	Amortized cost
Other non-current liabilities	FVTPL / FVOCI

Financial instruments – valuation

The determination of the fair value of financial instruments is performed by the Company’s treasury and financial reporting departments on a quarterly basis. There was no change in the valuation techniques applied to financial instruments during the current period.

The carrying amounts reported for cash and cash equivalents, trade and other receivables, consideration receivable and trade payables and other liabilities approximate fair value because of the immediate short-term maturity of these financial instruments. The carrying value of lease obligations on right of use assets approximates the fair value based on rates currently available from financial institutions and various lenders.

Gains and losses on FVTPL financial assets and financial liabilities are recognized in net earnings in the period in which they are incurred. Settlement date accounting is used to account for the purchase and sale of financial assets. Gains or losses between the trade date and settlement date on FVTPL financial assets are recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments – derecognition

Financial assets are derecognized when the contractual rights to receive cash flows and benefits from the financial asset expire, or if the Company transfers the control or substantially all the risks and rewards of ownership of the financial asset to another party. The difference between the carrying amount of the financial asset and the sum of the consideration received and receivable is recognized in earnings before income taxes.

Financial liabilities are derecognized when obligations under the contract expire, are discharged, or cancelled. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in earnings before income taxes.

Financial instruments – impairment

The Company applies a forward-looking expected credit loss (“ECL”) model at each reporting date to financial assets measured at amortized cost or those measured at FVOCI, except for investments in equity instruments. The ECL model outlines a three-stage approach to reflect the increase in credit risks of a financial instrument:

-

Stage 1 is comprised of all financial instruments that have not had a significant increase in credit risks since initial recognition or that have low credit risk at the reporting date. The Company is required to recognize impairment for Stage 1 financial instruments based on the expected losses over the expected life of the instrument arising from loss events that could occur during the 12 months following the reporting date.

-

Stage 2 is comprised of all financial instruments that have had a significant increase in credit risks since initial recognition but that do not have objective evidence of a credit loss event. For Stage 2 financial instruments the impairment is recognized based on the expected losses over the expected life of the instrument arising from loss events that could occur over the expected life. The Company is required to recognize a lifetime ECL for Stage 2 financial instruments.

-

Stage 3 is comprised of all financial instruments that have objective evidence of impairment at the reporting date. The Company is required to recognize impairment based on a lifetime ECL for Stage 3 financial instruments. The ECL model applied to financial assets require judgment, assumptions, and estimations on changes in credit risks, forecasts of future economic conditions and historical information on the credit quality of the financial asset. Consideration of how changes in economic factors affect ECLs are determined on a probability-weighted basis.

The carrying amount of the financial asset or group of financial assets are reduced through the use of impairment allowance accounts. In periods subsequent to the impairment where the impairment loss has decreased, and such decrease can be related objectively to conditions and changes in factors occurring after the impairment was initially recognized, the previously recognized impairment loss is reversed. The impairment reversal is limited to the lesser of the decrease in impairment or the extent that the carrying amount of the financial asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2   SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred consideration

On June 1, 2022, the Company acquired Spin and agreed payment of deferred consideration in shares over three years from the anniversary date of the acquisition date. In each reporting period the fair value of the deferred consideration payable was measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012).

Prior to the next remeasurement period an accretion expense is recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) as the discount is unwound towards the reporting date. Upon remeasurement, any gain or loss on remeasurement is also recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

Convertible debt

On September 5, 2022, the Company entered into a funding agreement for an investment of USD 8,700. The Convertible Debt is an instrument that has three components, two of which together comprise a hybrid financial liability contract:

●	Host debt contract for repayment of USD 10,000 in 24 months’ time (this including an embedded derivative in the form of a foreign currency feature that is not required to be accounted for separately from the host debt contract).
●	Embedded derivatives in the form of a conversion feature and a buy-back option that are together required to be accounted for separately from the host debt contract.
●	Warrants to purchase up to 979,048 common shares in the Company at an exercise price of CAD 9.28.

Each of the above three components of the Convertible Debt are accounted for separately, the form of which is dependent upon whether a simplified fair value option approach is taken or not. Under the simplified approach a contract that contains one or more embedded derivatives can be accounted for in its entirety at fair value through profit or loss unless:

a)	the embedded derivatives do not significantly modify the cash flows that otherwise would be required by the contract; or
b)	it is clear with little or no analysis when a similar hybrid instrument is first considered that separation of the embedded derivative(s) is prohibited, such as a prepayment option embedded in a loan that permits the holder to prepay the loan for approximately its amortised cost.

Under IFRS 9, if the simplified fair value option is taken, all transaction costs incurred in relation to the combined instrument would be recognised in profit or loss immediately. The Company has opted not to take the simplified fair value option and therefore amortises the host debt component over 24 months recognising an accretion expense in each reporting period. The embedded derivative liability is measured at fair value through profit and loss and is remeasured at each reporting date. Any residual balance of the transaction price in respect of the warrants after deducting the fair value of the host debt and derivative liability components upon initial recognition is recorded in the interim unaudited condensed consolidated statements of changes in equity and no further remeasurement is performed.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

2	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Short term employee benefits

Short term employee benefits include wages, salaries, compensated absences, and bonuses. Short term employee benefit obligations are measured on an undiscounted basis and are recognized in operating income as the related service is provided or capitalized if the service rendered is in connection with the creation of an intangible asset. A liability is recognized for the amount expected to be paid under short term cash bonus plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Long term employee benefits

Long term employee benefits include severance pay upon retirement and awards for years of service for certain employees. Liabilities towards severance pay and awards for years of service are determined via actuarial valuation using the Projected Unit Credit Method at the reporting date with liabilities towards severance pay being recognized at FVTPL and liabilities towards awards of years of service being recognized at FVOCI. Actuarial gains and losses in service awards are recognized immediately in Net Loss while actuarial gains and losses in severance pay are recognized in Other Comprehensive Income (Loss).

Share based compensation

The Company has stock option plans for directors, officers, employees, and consultants. Each tranche of an award is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. In addition, the Company also has deferred share unit (“DSU”), restricted share unit (“RSU”) and performance share unit (“PSU”) plans for directors, officers, employees, and consultants. The fair value of each unit is measured as the share price on date of grant with nil exercise price.

Compensation expense is recognized over each tranche’s vesting period, based on the number of awards expected to vest, with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly, with any impact being recognized immediately. When options are exercised, the amount received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital. In the case of DSUs, RSUs or PSUs, only the fair value attributed to these options is transferred from contributed surplus to share capital.

Equity

Shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity. Contributed surplus includes amounts in connection with conversion options embedded in compound financial instruments, share based compensation and the value of expired options and warrants. Accumulated deficit includes all current and prior period income and losses.

Warrants

The Company accounts for warrants using the Black-Scholes option pricing model at the date of issuance. If and when warrants ultimately expire, the applicable amounts are transferred to contributed surplus.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

3    LOSS BEFORE INCOME TAXES CLASSIFIED BY NATURE

The loss before income taxes is classified as follows:

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2022	2021	2022	2021
Revenue		20,899	12,874	61,053	42,561
Third-party content		(10,454)	(6,263)	(28,961)	(22,276)

Gross Profit		10,445	6,611	32,092	20,285

Salaries and subcontractors		(4,361)	(3,698)	(13,316)	(9,985)
Share based compensation	9	(843)	(1,480)	(2,940)	(3,680)

Total employee costs		(5,204)	(5,178)	(16,256)	(13,665)
Depreciation and amortization		(2,475)	(1,333)	(5,934)	(3,220)
IT and hosting		(1,018)	(534)	(2,076)	(1,307)
Professional fees		(1,155)	(715)	(2,903)	(2,300)
Corporate costs		(222)	(300)	(991)	(1,010)
Sales and marketing		(461)	(116)	(1,731)	(334)
Bad debt expense	14	(357)	125	(774)	(195)
Travel and entertainment		(186)	(62)	(451)	(90)
Transaction and acquisition costs	6	(362)	(204)	(708)	(1,340)
Other operational costs		(594)	(547)	(1,715)	(1,377)
Selling, General and Administrative Expenses		(12,034)	(8,864)	(33,539)	(24,838)

Loss on remeasurement of derivative liability	6	(101)	-	(101)	-
Gain on remeasurement of consideration receivable		-	36	37	48
Gain on remeasurement of deferred consideration	5, 11	52	-	521	-
Operating Loss		(1,638)	(2,217)	(990)	(4,505)

Interest income		4	16	13	54
Accretion on liabilities	5, 6, 11	(232)	-	(266)	-
Gain/(loss) on foreign exchange		18	(59)	(106)	(95)
Interest and financing fees		(36)	(56)	(165)	(186)
Net Interest Expense and Other Financing Charges		(246)	(99)	(524)	(227)
Loss Before Income Taxes		(1,884)	(2,316)	(1,514)	(4,732)

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

4   ACQUISITION OF WILD STREAK LLC

On June 2, 2021, the Company announced that it had acquired Wild Streak LLC (“Wild Streak”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Wild Streak in a cash and stock transaction for an undiscounted purchase price of EUR 24,680 (USD 30,075). Pursuant to the transaction, the sellers of Wild Streak received EUR 8,268 (USD 10,075) in cash at closing and should receive EUR 16,412 (USD 20,000) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the share consideration is determined using a put option pricing model with volatility of 57.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the purchase price allocations conducted by management.

Balances
Purchase price:
Cash	8,206
Shares to be issued	13,746
Deferred consideration	62
Total purchase price	22,014

Fair value of assets acquired, and liabilities assumed:
Cash and cash equivalents	124
Accounts receivable	408
Trade payables and other liabilities	(87)
Net assets acquired and liabilities assumed	445

Fair value of intangible assets:
Brands	311
Customer relationships	10,857
Intellectual property	5,611
Goodwill	4,790

In the three and nine months ended September 30, 2022, the Company issued 761,754 common shares of the Company as deferred consideration upon the first anniversary of the acquisition of Wild Streak (three and nine months ended September 30, 2021: nil). Subsequently a transfer of EUR 6,764 from shares to be issued to share capital was recorded in the interim unaudited condensed consolidated statements of changes in equity.

Pro-forma revenues and net profit (loss) for the comparative period in 2021

On a pro-forma basis Wild Streak generated revenue of EUR 907 and EUR 2,169 for the three and nine months ended September 30, 2021, respectively. For the three and nine months ended September 30, 2021, this would have resulted in consolidated revenues of EUR 12,874 and EUR 43,570, respectively.

On a pro-forma basis Wild Streak generated net profit of EUR 570 and EUR 1,230 for the three and nine months ended September 30, 2021, respectively. This would have resulted in consolidated net loss of EUR 2,477 and EUR 5,353 for the three and nine months ended September 30, 2021, respectively.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5   ACQUISITION OF SPIN GAMES LLC

On June 1, 2022, the Company announced that it had acquired Spin Games LLC (“Spin”).

The Company signed a purchase agreement to acquire all of the outstanding membership interests of Spin in a cash and stock transaction for an undiscounted purchase price of EUR 17,179 (USD 18,402). Pursuant to the transaction, the sellers of Spin received EUR 10,626 (USD 11,383) in cash, EUR 1,426 (USD 1,528) in common shares of the Company and is expected to receive EUR 4,347 (USD 4,657) worth of common shares of the Company over the next three years, subject to acceleration in the event of a change of control. The fair value of the deferred consideration is determined using a put option pricing model with volatility of 50.5%, annual dividend rate of 0%, and time to maturity of 1-3 years.

The fair value allocations which follow are based on the preliminary purchase price allocations conducted by management.

Balances
Purchase price:
Prepaid consideration	2,138
Cash paid upon business combination	8,488
Shares	1,426
Deferred consideration	4,309
Total purchase price	16,361

Fair value of assets acquired, and liabilities assumed:
Property and equipment	173
Right-of-use assets	104
Cash and cash equivalents	256
Trade and other receivables	229
Prepaid expenses and other assets	94
Trade payables and other liabilities	(953)
Deferred revenue	(497)
Loans payable	(773)
Lease obligations on right of use assets - current	(51)
Non-current lease obligations on right of use assets	(45)
Non-current liabilities	(360)
Deferred tax liabilities	(171)
Net assets acquired and liabilities assumed	(1,994)

Fair value of intangible assets:
Intellectual property	3,397
Customer relationships	9,993
Gaming licences	164
Brand	952
Trademarks	70
Goodwill	3,779

The Company measured the present value of deferred consideration to be paid in common shares as EUR 4,309 and subsequently recorded an accretion expense of EUR 93 and EUR 127 in the three and nine months ended September 30, 2022, respectively (three and nine months ended September 30, 2021: EUR nil) and a gain on remeasurement of deferred consideration of EUR 52 and EUR 521, respectively (three and nine months ended September 30, 2021: EUR nil).

As at September 30, 2022, deferred consideration of EUR 1,364 and EUR 2,591 has been recorded in current and non-current liabilities, respectively (December 31, 2021: EUR nil in current and non-current liabilities).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

5	ACQUISITION OF SPIN GAMES LLC (CONTINUED)

The present value of deferred consideration is measured by determining the period-end share price and the discount for lack of marketability (DLOM) applying Finnerty’s average-strike put option model (2012) applying a annual dividend rate of 0.0% and volatility of 50.5% resulting in a DLOM of 9.3%, 14.4% and 17.8% for the first, second and third anniversary settlement of consideration, respectively.

Concurrently with the payment of consideration on June 1, 2022, EUR 661 of loans payable to the sellers of Spin were settled in cash.

Pro-forma revenues and net loss for the comparative period

On a pro-forma basis Spin generated revenue of EUR 842 and EUR 2,308 for the three and nine months ended September 30, 2022, respectively. This would have resulted in consolidated revenues of EUR 20,899 and EUR 62,256 for three and nine months ended September 30, 2022, respectively.

On a pro-forma basis Spin contributed net loss of EUR 1,088 and EUR 2,080 for the three and nine months ended September 30, 2022, respectively. This would have resulted in consolidated net loss of EUR 1,998 and EUR 3,456 for the three and nine months ended September 30, 2022, respectively.

6   CONVERTIBLE DEBT

On September 5, 2022, the Company entered into a Funding Agreement for an investment of EUR 8,770 (USD 8,700) with Lind in the form of a Convertible Debt with a face value of EUR 10,081 (USD 10,000), bearing interest at a rate of 7.5% maturing 24 months after issuance. Net proceeds after deducting transaction fees were EUR 8,053. The face value of the Convertible Debt has a 24-month maturity date and can be paid in cash or be converted into common shares of the Company ("Shares") at a conversion price equal to 87.5% of the five-day volume weighted average price ("VWAP") immediately prior to each conversion. Shares issued upon conversion are subject to a 120-day lock-up period following deal close.

The Funding Agreement contains restrictions on how much may be converted in any particular month, which is limited to 1/20 of outstanding balance or USD 1,000 if exchange volume is above specified minimum, which conversions may be accelerated in certain circumstances. The Company also has the option at any time to buy back the entire remaining balance of the Convertible Debt, subject to a partial conversion right in favor of Lind to convert up to 1/3 of the outstanding amount into Shares in such circumstances. In connection with the Convertible Debt, Lind was issued warrants to purchase up to 979,048 common shares at a price of CAD 9.28 per share for a period of 60 months (Note 8).

The value of the Convertible Debt is equal to the value of the debt-like host instrument based on market participants’ current required yield for debt-like instruments with similar credit quality and terms (excluding the buy-back or conversion options), plus the value of the embedded derivatives.

The host debt component is fair valued by discounting the value of the expected future cash flows under the terms of the Funding Agreement using a market cost of debt of 7.5% for an equivalent non-convertible bond. The fair value of the Convertible Debt without the embedded derivatives (the “Host Debt”) has been estimated by reference to the income approach using a discounted cash flow (“DCF”) method. Using this approach, the present value of the Host Debt on September 5, 2022 was determined to be EUR 8,723 (USD 8,653). As of September 30, 2022 the present value of the Host Debt was remeasured and determined to be EUR 8,924 (USD 8,699).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

6	CONVERTIBLE DEBT (CONTINUED)

To value the embedded derivatives, representing the conversion options (“Conversion Options”), Option Pricing methodology by reference to a Monte Carlo Simulation model (“MCS”) has been applied as a series of 20 call options with a strike price of 87.5% of the 5 day future VWAP immediately prior to each conversion date. Key valuation inputs and assumptions used in the MCS are stock price of CAD 6.188, expected life of between 0.42 and 2.00 years, annualized volatility of between 65.32% and 75.54%, annual risk-free rate of between 3.6% and 3.7%, and annual dividend yield of 0.0%. Based on the average value from 10,000 simulated trials the aggregate fair value of the Conversion Options on September 5, 2022 was calculated as EUR 3,562 (CAD 4,646).

The aggregate fair value of the Host Debt and Conversion Options exceeds the transaction price of EUR 8,700. Therefore, under the provisions of IFRS 9, the embedded derivatives (being the Conversion Options) were fair valued first and the Host Debt was allocated the residual balance. The warrants component of the Convertible Debt was allocated the residual interest of EUR nil.

The Company incurred transaction costs of EUR 717 related to the issuance of the convertible debt and were allocated proportionally to the Host Debt and Conversion Options in the amount of EUR 426 and EUR 291, respectively. All costs allocated to the Conversion Options were expensed as transaction and acquisition costs under selling, general and administrative expenses in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

	Convertible debt	Derivative liability	Total
Balance at issuance - September 5, 2022	5,208	3,562	8,770
Issuance costs	(426)	—	(426)
Accretion expense	133	—	133
Loss on remeasurement of derivative liability	—	101	101
(Gain) / loss on foreign exchange	212	—	212
Foreign exchange translation	(127)	(95)	(222)
September 30, 2022	5,000	3,568	8,568

On September 30, 2022 the aggregate fair value of the Conversion Options was calculated as EUR 3,568 (CAD 4,781). Key valuation inputs and assumptions used are stock price of CAD 6.188, expected life of between 0.42 and 2.0 years, annualized volatility of between 65.34% and 79.01%, annual risk-free rate of between 3.8% and 4.0%, and annual dividend yield of 0.0%.

For the three and nine months ended September 30, 2022, an accretion expense of EUR 133 was recognised in net interest expense and other financing charges (three and nine months ended September 30, 2021: EUR nil) in respect of the Host Debt component. For the three and nine months ended September 30, 2022, a loss on remeasurement of derivative liability of EUR 101 (three and nine months ended September 30, 2021: EUR nil) was recognised in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7   SHARE CAPITAL

Authorized - Unlimited Common Shares, fully paid

The following is a continuity of the Company’s share capital:

		Note	Number	Value
January 1, 2021	Balance		13,111,248	62,304
January 11, 2021, to February 22, 2021	Exercise of warrants	8	1,554,082	11,916
January 21, 2021, to February 18, 2021	Exercise of broker warrants	8	160,548	897
January 13, 2021	Shares issued on completion of private placement		247,934	1,918
January 18, 2021	Shares issued upon completion of Oryx earn-out		4,700,000	22,000
March 12, 2021, to March 17, 2021	Issuance of share capital upon exercise of RSUs	9	50,000	267
June 9, 2021, to September 20, 2021	Issuance of share capital upon exercise of stock options	9	132,220	983
	Rounding of fractional shares after consolidation		2	—
September 30, 2021	Balance		19,956,034	100,285

January 1, 2022	Balance		19,956,034	100,285
March 17, 2022, to September 12, 2022	Issuance of share capital upon exercise of FSOs	9	7,800	20
March 22, 2022	Issuance of share capital upon exercise of DSUs	9	97,045	1,407
June 1, 2022	Shares issued upon completion of Spin acquisition	5	285,135	1,426
June 16, 2022	Shares issued upon settlement of deferred consideration	4	761,754	6,764
September 30, 2022	Balance		21,107,768	109,902

The Company’s Common Shares have no par value.

Effective as of April 30, 2021, the Company underwent a reverse stock split on the basis of one post-consolidation Common Share for every ten pre-consolidation Common Shares (1-for-10). The share capital has been reported on a post-consolidation basis (Note 1).

Private placement

On January 13, 2021, the Company completed a non-brokered private placement offering comprised of 247,934 Common Shares at a price of CAD 12.10 per share for aggregate gross proceeds of EUR 1,937 less EUR 19 in issuance costs resulting in net proceeds of EUR 1,918. This offering was exclusively taken up by Company employees and Board members and was subject to a hold period expiring May 14, 2021. No commission or finder’s fee was paid in connection with the offering.

Completion of Oryx earn-out

On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares of the Company. A total of 4,700,000 Common Shares of the Company were issued to the vendor with a recorded fair-value of EUR 22,000. The Common Shares were subject to a hold period expiring May 19, 2021.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

7	SHARE CAPITAL (CONTINUED)

Completion of Oryx earn-out (continued)

In connection with this transaction Matevž Mazij became a “control person” of the Company, in accordance with section 1(1) of the Ontario Securities Act, with a total shareholding through K.A.V.O. Holdings Limited of 4,900,000 Common Shares representing over 27% of the outstanding Common Shares of the Company as of the settlement date.

8	WARRANTS

The following are continuities of the Company’s warrants:

		Warrants	Warrants
		issued as part of	issued upon	Broker
Number of Warrants		convertible debt	Public Offering	warrants
January 1, 2021	Balance	—	1,478,512	177,434
January 11, 2021 to February 22, 2021	Exercise of warrants	—	(1,554,082)	—
January 21, 2021 to February 18, 2021	Exercise of broker warrants	—	80,274	(160,548)
February 22, 2021	Expiry of warrants	—	(4,704)	—
September 30, 2021	Balance	—	—	16,886

January 1, 2022	Balance	—	—	16,886
September 5, 2022	Issue of warrants	979,048	—	—
September 30, 2022	Balance	979,048	—	16,886

Each unit consists of the following characteristics:

	Warrants	Warrants
	issued as part of	issued upon	Broker
	convertible debt	Public Offering	warrants
Number of shares	1	1	1
Number of Warrants	—	—	0.5
Exercise price of unit (CAD)	9.28	1.00	7.00

Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 1,478,612 Public Offering Warrants were issued resulting in an increase in the fair value of Public Offering Warrants of EUR 1,887, before issuance costs.

Between January 11, 2021, and February 22, 2021, 1,554,082 Public Offering Warrants were exercised resulting in issuance of 1,554,082 shares and cash receipt of EUR 10,085. An increase in share capital of EUR 11,916 and decrease in fair value of warrants of EUR 1,831 was recognized in the interim unaudited condensed consolidated statements of changes in equity. On February 22, 2021, 4,704 Public Offering Warrants expired resulting in a decrease in fair value of warrants and corresponding increase in contributed surplus of EUR 7.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

8	WARRANTS (CONTINUED)

Broker Warrants issued upon completion of Public Offering

Upon completion of the Public Offering on November 18, 2020, 177,434 broker warrants (“Broker Warrants”) were issued resulting in an increase in the fair value of warrants of EUR 399, a decrease in share capital of EUR 331 and decrease in fair value of warrants of EUR 68.

Between January 21, 2021 and February 18, 2021, 160,548 Broker Warrants were exercised for 160,548 Common Shares and 80,274 Public Offering Warrants resulting in an increase in share capital of EUR 897, an increase in fair value of warrants of EUR 196 and decrease in fair value of Broker Warrants of EUR 361. Broker Warrants may still be exercised for Common Shares until date of expiry.

Warrants issued upon completion of Financing Arrangement

Upon completion of the Financing Arrangement (Note 6) on September 5, 2022, 979,048 warrants were issued with an exercise price of CAD 9.28 per warrant, each convertible to one common share of the Company and expiring 5 years after the issuance date. Under the acceleration provisions of the warrants agreement, if the Company’s common shares trade at or above CAD 11.60 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise their warrants before the end of 21 days, otherwise 50% of the warrants expire. Similarly, if the Company’s common shares trade at or above CAD 18.56 for 30 consecutive trading days, the Company has the right to issue an exercise notice to warrant holders to exercise all their warrants before the end of 21 days, otherwise all the warrants expire.

Upon allocating the transaction price of the Financing Arrangement between its components of host debt liability, derivative liability and warrants, the combined fair value of the host debt liability and derivative liability exceeded the transaction price. Therefore, no residual fair value was allocated to the warrant component of the instrument in the interim unaudited condensed consolidated statements of changes in equity.

9	SHARE BASED COMPENSATION

The Company maintains an Omnibus Incentive Equity Plan (“OEIP”) for certain employees and consultants. The plan was approved at an annual and special meeting of shareholders on November 27, 2020. At the annual and special meeting of shareholders of the Company held on April 28, 2021, the shareholders approved the increase in the number of Common Shares available for issuance as awards under the plan from 3,180,000 to 3,965,000.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION (CONTINUED)

The following is a continuity of the Company’s equity incentive plans:

	DSU	RSU	FSO
				Weighted
	Outstanding	Outstanding	Outstanding	Average
	DSU Units	RSU Units	FSO Options	Exercise
	(Number of	(Number of	(Number	Price / Share
	of shares)	of shares)	of shares)	CAD
Balance as at January 1, 2021	120,000	210,000	1,228,410	6.37
Granted	158,800	75,000	1,032,512	13.98
Exercised	-	(50,000)	(132,220)	7.08
Forfeited / Cancelled	-	-	(4,629)	2.30
Balance as at September 30, 2021	278,800	235,000	2,124,073	10.04

Balance as at January 1, 2022	246,945	235,000	1,816,302	8.95
Granted	125,000	503,000	458,797	7.76
Exercised	(97,045)	-	(7,800)	2.30
Forfeited / Cancelled	-	-	(170,538)	14.65
Balance as at September 30, 2022	274,900	738,000	2,096,761	8.25

The following table summarizes information about the outstanding share options as at September 30, 2022:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	246,725	2	3.05	226,042	3.06
5.01 - 5.60	200,000	1	5.60	200,000	5.60
5.61 - 8.62	1,091,655	5	7.78	752,360	7.93
8.63 - 33.30	558,381	8	12.42	219,576	12.67
	2,096,761	5	8.25	1,397,978	7.55

The following table summarizes information about the outstanding share options as at September 30, 2021:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
	Options	Remaining	Exercise	Options	Exercise
Range of exercise	(Number	Contractual	Price / Share	(Number	Price / Share
prices (CAD)	of shares)	Life (Years)	CAD	of shares)	CAD
2.30 - 5.00	257,151	3	3.02	174,916	3.19
5.01 - 5.60	200,000	2	5.60	185,417	5.60
5.61 - 8.62	632,858	4	7.80	632,858	7.80
8.63 - 33.30	1,034,064	9	14.01	47,143	13.91
	2,124,073	6	10.04	1,040,334	6.91

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION (CONTINUED)

During the three and nine months ended September 30, 2022, a share-based compensation charge of EUR 448 and EUR 1,686, respectively, has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three months and nine months ended September 30, 2021: EUR 832 and EUR 916, respectively) in relation to the fixed stock options.

During the three and nine months ended September 30, 2022, the Company granted 185,797 and 458,797 share options, respectively, (three and nine months ended September 30, 2021: 1,027,512 and 1,032,512 share options) with a weighted average exercise price of CAD 6.50 and CAD 7.76 per share (three and nine months ended September 30, 2021: CAD 13.99 and CAD 13.98 per share) and a fair value of EUR 437 and EUR 1,343 (three and nine months ended September 30, 2021: EUR 5,150 and 5,182).

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three and nine months ended September 30, 2022 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	64.2 - 64.7
Risk-free interest rate (%)	2.2 - 3.3
Expected life of options (years)	5.0
Share price (CAD)	5.84 - 8.18
Forfeiture rate (%)	0.0

The assumptions used to measure the grant date fair value of FSO options under the Black-Scholes valuation model for the three and nine months ended September 30, 2021 were as follows:

Expected dividend yield (%)	0.0
Expected share price volatility (%)	63.4 - 65.3
Risk-free interest rate (%)	0.4 - 0.8
Expected life of options (years)	5.0
Share price (CAD)	14.04 - 15.80
Forfeiture rate (%)	0.0

During the three and nine months ended September 30, 2022, 1,900 and 7,800 common shares, respectively, were issued upon exercise of fixed stock options (three and nine months ended September, 2021: 7,220 and 132,220). Upon exercise of fixed stock options, for the three and nine months ended September 30, 2022, EUR 1 and EUR 6, respectively, (three and nine months ended September 30, 2021: EUR 6 and EUR 347) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity. Cash proceeds upon exercise of fixed stock options during the three and nine months ended September 30, 2022, totaled EUR 4 and EUR 14, respectively (three and nine months ended September 30, 2021: EUR 11 and EUR 636).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

9	SHARE BASED COMPENSATION (CONTINUED)

Deferred Share Units

Exercises of grants may only be settled in shares, and only when the employee or consultant has left the Company. Under the plan, the Company may grant options of its shares at nil cost that vest immediately.

During the three and nine months ended September 30, 2022, 125,000 DSUs (three and nine months ended September 30, 2021: 25,000 and 158,800 DSUs) were granted with a fair value of CAD 8.18 per unit (three and nine months ended September 30, 2021: CAD 10.96 and CAD 21.80) determined as the share price on the date of grant.

During the three and nine months ended September 30, 2022, a share-based compensation charge of EUR 133 and EUR 507, respectively, has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three and nine months ended September 30, 2021: EUR 306 and EUR 1,580, respectively) in relation to the deferred share units.

During the three and nine months ended September 30, 2022, 97,045 common shares were issued upon exercise of DSUs (three and nine months ended September 30, 2021: nil). For the three and nine months ended September 30, 2022, upon exercise of DSUs, EUR 1,407 (three and nine months ended September 30, 2021: EUR nil) was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

Restricted Share Units

During the three and nine months ended September 30, 2022, and 423,000 and 503,000 RSUs, were granted, respectively (three and nine months ended September 30, 2021: 75,000), with a fair value of CAD 5.56 to 7.94 per unit (three and nine months ended September 30, 2021: CAD 21.80 per unit) determined as the share price on the date of grant.

During the three and nine months ended September 30, 2022, a share-based compensation charge of EUR 262 and EUR 747, respectively, has been recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three and nine months ended September 30, 2021: EUR 342 and EUR 1,184, respectively) in relation to the RSUs.

During the three and nine months ended September 30, 2022, nil Common Shares were issued upon exercise of nil RSUs (three months and nine months ended September 30, 2021: 50,000 Common Shares were issued upon exercise of 50,000 RSUs). During the three months and nine months ended September 30, 2021, upon exercise of RSUs, EUR 267 was transferred from contributed surplus to share capital in the interim unaudited condensed consolidated statements of changes in equity.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

10   GOODWILL

The following is a continuity of the Company’s goodwill:

As at January 1, 2021	19,938
Goodwill recognized upon acquisition of Wild Streak LLC (Note 4)	4,790
As at December 31, 2021	24,728

Goodwill recognized upon acquisition of Spin Games LLC (Note 5)	3,779
As at September 30, 2022	28,507

The carrying amount of goodwill is attributed to the Oryx Gaming, Wild Streak and Spin CGUs. The Company completed its annual impairment tests for goodwill of Oryx Gaming and Wild Streak as at December 31, 2021 and concluded that there was no impairment.

11   DEFERRED AND CONTINGENT CONSIDERATION

The following is a continuity of the Company’s deferred and contingent consideration:

Balance as at January 1, 2021	11,521
Deferred consideration payable upon business combination (Note 4)	62
Cash paid on settlement of deferred and contingent consideration	(11,583)
Balance as at December 31, 2021	—

Deferred consideration payable upon business combination (Note 5)	4,309
Accretion expense	127
Gain on remeasurement of deferred consideration	(521)
Effect of movement in exchange rates	40
Balance as at September 30, 2022	3,955

Oryx Gaming International LLC

The Company completed the acquisition of Oryx Gaming International LLC together with its subsidiaries on December 20, 2018. The vendor is now part of the Company’s key management, though was not at the time of the acquisition. Deferred and contingent consideration on December 31, 2020, related to cash earnout payments due in relation to the Oryx acquisition.

All contingent liabilities in relation to the acquisition of Oryx were settled in full to the Oryx vendor on January 18, 2021, following shareholder approval on November 27, 2020. On January 18, 2021, the Company satisfied its earn-out obligations to K.A.V.O. Holdings Limited via a combination of cash and Common Shares (Note 7) of the Company. Cash paid totaled EUR 11,598, of which EUR 11,521 fully settled deferred and contingent consideration payable, EUR 52 settled interest payable and EUR 25 settled legal fees.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

11	DEFERRED AND CONTINGENT CONSIDERATION (CONTINUED)

Wild Streak LLC

The Company completed the acquisition of Wild Streak LLC effective on June 2, 2021. The Company agreed a cash payment of USD 75 (EUR 62) to the vendor in relation to working capital provided prior to completion to be settled on or about the sixtieth day following closing of the transaction. This amount was subsequently settled with the vendor on September 3, 2021.

Spin Games LLC

The Company completed the acquisition of Spin Games LLC effective on June 1, 2022. The Company agreed deferred consideration payments in common shares of the Company over three years from the effective date recorded with a present value of EUR 4,309. The discount for lack of marketability (DLOM) was determined by applying Finnerty’s average-strike put option model (2012) with a volatility of 50.5%, an annual dividend rate of 0% and time to maturity of 1-3 years.

In the three and nine months ended September 30, 2022, an accretion expense of EUR 93 and EUR 127 respectively (three and nine months ended September 30, 2021: nil) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

In the three and nine months ended September 30, 2022, a gain on remeasurement of deferred consideration of EUR 52 and EUR 521 (three and nine months ended September 30, 2021: nil) was recorded in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

12   INTANGIBLE ASSETS

		Deferred
	Intellectual	Development	Customer
	Property	Costs	Relationships	Brands	Other	Total
Cost
Balance as at December 31, 2020	8,966	3,297	4,903	1,357	174	18,697
Additions	237	2,889	—	—	17	3,143
Disposal	—	—	—	—	(128)	(128)
Acquired through business combination (Note 4)	5,611	—	10,857	311	—	16,779
Effect of movement in exchange rates	409	—	824	24	1	1,258

Balance as at December 31, 2021	15,223	6,186	16,584	1,692	64	39,749
Additions	463	4,687	—	—	7	5,157
Acquired through business combination (Note 5)	3,397	—	9,993	952	234	14,576
Effect of movement in exchange rates	1,314	47	2,879	149	26	4,415
Balance as at September 30, 2022	20,397	10,920	29,456	2,793	331	63,897

Accumulated Amortization
Balance as at December 31, 2020	2,288	830	994	276	30	4,418
Amortization	1,594	1,581	1,154	155	15	4,499
Disposal	—	—	—	—	(39)	(39)
Effect of movement in exchange rates	8	—	18	—	—	26

Balance as at December 31, 2021	3,890	2,411	2,166	431	6	8,904
Amortization	1,664	2,181	1,590	163	25	5,623
Effect of movement in exchange rates	193	—	197	6	—	396
Balance as at September 30, 2022	5,747	4,592	3,953	600	31	14,923

Carrying Amount

Balance as at December 31, 2021	11,333	3,775	14,418	1,261	58	30,845
Balance as at September 30, 2022	14,650	6,328	25,503	2,193	300	48,974

In the three- and nine months ended September 30, 2022, amortization expense of EUR 2,336 and EUR 5,623 and was recognized within selling, general and administrative expenses, respectively (three and nine months ended September 30, 2021: EUR 1,255 and EUR 2,996, respectively).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

13   CASH AND CASH EQUIVALENTS

As at September 30, 2022 and 2021, cash and cash equivalents consisted of cash held in banks, marketable investments with an original maturity date of 90 days or less from the date of acquisition, and prepaid credit cards.

14	TRADE AND OTHER RECEIVABLES

The following is an aging of the Company’s trade and other receivables:

	As at	As at
	September 30,	December 31,
	2022	2021
Less than one month	11,601	8,717
Between two and three months	1,221	747
Greater than three months	1,629	1,405
	14,451	10,869
Provision for expected credit losses	(2,691)	(2,415)
Trade and Other Receivables	11,760	8,454

The balance of accrued income is included in receivables aged less than one month as this balance will be converted to accounts receivable upon issuance of sales invoices.

The following is a continuity of the Company’s provision for expected credit losses related to trade and other receivables:

Balance as at December 31, 2020	1,755
Net additional provision for doubtful debts	602
Provision for late interest receivable	58
Balance as at December 31, 2021	2,415
Bad debt written-off	(498)
Net additional provision for doubtful debts	774
Balance as at September 30, 2022	2,691

15   PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets comprises:

	As at	As at
	September 30,	December 31,
	2022	2021
Prepayments	1,642	2,372
Deposits	64	50
Other assets	289	20
Prepaid Expenses and Other Assets	1,995	2,442

As at September 30, 2022, prepayments include EUR nil in prepaid consideration (Note 1) (December 31, 2021: EUR 1,187).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

16	TRADE PAYABLES AND OTHER LIABILITIES

Trade payables and other liabilities comprises:

	As at	As at
	September 30,	December 31,
	2022	2021
Trade payables	2,852	1,464
Accrued liabilities	16,541	12,380
Sales tax payable	-	444
Other payables	512	69
Trade Payables and Other Liabilities	19,905	14,357

17	RELATED PARTY TRANSACTIONS

The Company’s policy is to conduct all transactions and settle all balances with related parties on market terms and conditions for those in the normal course of business. Transactions between the Company and its consolidated entities have been eliminated on consolidation and are not disclosed in this note.

Key Management Personnel

The Company’s key management personnel are comprised of members of the Board and the executive team which consists of the Chief Executive Officer (“CEO”), Chief Operating Officer (“COO”), Chief Financial Officer (“CFO”), Chief Strategy Officer (“CSO”) and Chief Technology Officer (“CTO”). Three key management employees are also shareholders in the Company.

Transactions and balances between the Company and its key management personnel are as follows:

Interim unaudited condensed consolidated statements of loss and comprehensive income (loss)

●	Revenues for the three and nine months ended September 30, 2022, to a shareholder of the Company totaled EUR 22 and EUR 76, respectively (three and nine months ended September 30, 2021: EUR 44 and EUR 93, respectively).
●	Total compensation for salaries, director fees, share-based compensation, and short-term employee benefits of key management personnel of the Company for the three and nine months ended September 30, 2022, totaled EUR 1,450 and EUR 4,095, respectively (three and nine months ended September 30, 2021: EUR 2,136 and EUR 6,480, respectively).
●	Total compensation for salaries and short-term employee benefits of vendors of the sale of Wild Streak and Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totaled EUR 421 and EUR 768, respectively (three and nine months ended September 30, 2021: EUR 151 and EUR 188, respectively).
●	Gain on remeasurement of deferred consideration payable to the vendors of Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totaled EUR 51 And EUR 521, respectively (three and nine months ended September 30, 2021: EUR nil).
●	Interest expense on deferred consideration payable to the vendors of Spin and subsequently employees of the Company for the three and nine months ended September 30, 2022, totaled EUR 94 and EUR 127, respectively (three and nine months ended September 30, 2021: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	RELATED PARTY TRANSACTIONS (CONTINUED)
●	Interest expense on deferred and contingent consideration payable to the former Managing Director of Oryx for the three and nine months ended September 30, 2022, totaled EUR nil (three and nine months ended September 30, 2021: EUR nil and EUR 52).
●	During the three and nine months ended September 30, 2022, legal fees of EUR nil payable to the former Managing Director of Oryx in relation to the Oryx earn-out was recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) (three and nine months ended September 30, 2021: EUR nil and EUR 25).
●	During the three and nine months ended September 30, 2022, professional fees of EUR nil and EUR 22, respectively, payable to a related businesses of a member of the Board of the Company was recognized in the consolidated statements of loss and comprehensive loss (three and nine months ended September 30, 2021: EUR 2 and EUR 87, respectively).

Interim Unaudited Condensed Consolidated Statements of Financial Position

●	As at September 30, 2022, EUR 16 of trade and other receivables was receivable from the former Managing Director of Oryx and other shareholders (December 31, 2021: EUR 47).
●	As at September 30, 2022, EUR nil of prepaid expenses and other assets was receivable from a related business of a non-executive director of the Company (December 31, 2021: EUR 62).
●	As at September 30, 2022, EUR 774 of trade payables and other liabilities was due to the Company’s key management personnel (December 31, 2021: EUR 1,924).
●	As at September 30, 2022, EUR 133 of trade payables and other liabilities was due to the vendors of the sale of Wild Streak and Spin and subsequently employees of the Company (December 31, 2021: EUR 62).
●	As at September 30, 2022, EUR 3,956 of deferred consideration (Note 11) was payable to the vendors of Spin and subsequently employees of the Company (December 31, 2021: EUR nil).

Interim Unaudited Condensed Consolidated Statements of Changes in Equity

●	During the three and nine months ended September 30, 2022, EUR nil, of share capital (three and nine months ended September 30, 2021: EUR nil and EUR 22,000, respectively) was issued to the former Managing Director of Oryx upon completion of the earn-out (Note 10). A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR 6,764 of share capital (three and nine months ended September 30, 2021: EUR 13,746) was issued to the vendors of Wild Streak (Note 4). A corresponding decrease in shares to be issued was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR 1,426, of share capital (three and nine months ended September 30, 2021: EUR nil) was issued to the vendors of Spin (Note 5) as share consideration for the acquisition of Spin.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

17	RELATED PARTY TRANSACTIONS (CONTINUED)
●	During the three and nine months ended September 30, 2022, EUR 6,981 of shares to be issued (three and nine months ended September 30, 2021: EUR 13,746) to the vendors for the sale of Wild Streak (Note 4) was recognized in the interim unaudited condensed consolidated statements of changes in equity.
●	During the three and nine months ended September 30, 2022, EUR nil of additional share capital was recognized in the interim unaudited condensed consolidated statements of changes in equity in relation to the private placement by key management personnel of the Company (three and nine months ended September 30, 2021: EUR nil and EUR 1,918, respectively).
●	During the three and nine months ended September 30, 2022, EUR nil additional share capital, was recognized in the interim unaudited condensed consolidated statements of changes in equity for exercise of DSUs, RSUs and FSOs by key management personnel of the Company (Note 9) (three and nine months ended September 30, 2021: EUR nil and EUR 410, respectively).

Interim Unaudited Condensed Consolidated Statements of Cash Flows

●	During the three and nine months ended September 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for deferred consideration (nine months ended September 30, 2021: EUR 11,521.
●	During the three and nine months ended September 30, 2022, a total of EUR nil in payments were made to the former Managing Director of Oryx for interest on deferred and contingent consideration payable (nine months ended September 30, 2021: EUR 140).
●	During the three and nine months ended September 30, 2022, a total of EUR 10,626 in cash consideration payments were made to the vendors of the sale of Spin and Wild Streak (nine months ended September 30, 2021: EUR 8,271).
●	During the three and nine months ended September 30, 2022, a total of EUR 664 in loan payments were made to the vendors of the sale of Spin (nine months ended September 30, 2021: EUR nil).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18   FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The financial instruments measured at amortized cost are summarized below:

Financial Assets

	Financial assets as subsequently
	measured at amortized cost
	September 30,	December 31,
	2022	2021
Trade and other receivables	11,760	8,454

Financial Liabilities

	Financial liabilities as subsequently
	measured at amortized cost
	September 30,	December 31,
	2022	2021
Trade payables	2,852	1,464
Accrued liabilities	16,541	12,380
Convertible debt	5,000	-
Other liabilities	512	69
Lease obligations on right of use assets	829	600
	25,734	14,513

The carrying values of the financial instruments approximate their fair values.

Fair Value Hierarchy

The following table presents the fair values and fair value hierarchy of the Company’s financial instruments.

	September 30, 2022				December 31, 2021
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Fair value through profit and loss:
Cash and cash equivalents	17,183	-	-	17,183	16,006	-	-	16,006
Consideration receivable	-	-	-	-	-	-	56	56

Financial liabilities
Fair value through profit and loss:
Derivative liability	-	3,568	-	3,568	-	-	-	-
Deferred consideration	-	3,955	-	3,955	-	-	-	-
Other liabilities	-	-	36	36	-	-	36	36

Fair value through other comprehensive income (loss):
Other liabilities	-	-	148	148	-	-	148	148

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair Value Hierarchy (continued)

There were no transfers between the levels of the fair value hierarchy during the periods.

As a result of holding and issuing financial instruments, the Company is exposed to certain risks. The following is a description of those risks and how the exposures are managed.

Liquidity risk

Liquidity risk is the risk that the Company is unable to generate or obtain sufficient cash and cash equivalents in a cost-effective manner to fund its obligations as they come due. The Company will experience liquidity risks if it fails to maintain appropriate levels of cash and cash equivalents, is unable to access sources of funding or fails to appropriately diversify sources of funding. If any of these events were to occur, they could adversely affect the financial performance of the Company.

The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process. The Company holds sufficient cash and cash equivalents and working capital, maintained through stringent cash flow management, to ensure sufficient liquidity is maintained. The Company is not subject to any externally imposed capital requirements.

The following are the undiscounted contractual maturities of significant financial liabilities and the total contractual obligations of the Company as at September 30, 2022:

	2022	2023	2024	2025	Thereafter	Total
Trade payables and other liabilities	19,905	-	-	-	-	19,905
Lease obligations on right of use assets	110	287	161	160	-	718
Convertible debt	-	-	10,259	-	-	10,259
Other non-current liabilities	-	1	1	1	236	239
	20,015	288	10,421	161	236	31,121

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

18	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT (CONTINUED)

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties could default on their financial obligations to the Company including cash and cash equivalents, other assets and accounts receivable. Failure to manage credit risk could adversely affect the financial performance of the Company.

The risk related to cash and cash equivalents is reduced by policies and guidelines that require that the Company enters into transactions only with counterparties or issuers that have a minimum long term “BBB” credit rating from a recognized credit rating agency. The Company mitigates the risk of credit loss relating to accounts receivable by evaluating the creditworthiness of new customers and establishes a provision for expected credit losses. The Company applies the simplified approach to provide for expected credit losses as prescribed by IFRS 9, Financial Instruments, which permits the use of the lifetime expected loss provision for all accounts receivable. The expected credit loss provision is based on the Company’s historical collections and loss experience and incorporates forward-looking factors, where appropriate.

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at September 30, 2022:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	14	11,601	1,221	1,629	14,451
Expected loss rate		5.40%	46.68%	91.71%	18.62%
Expected Loss Provision	14	627	570	1,494	2,691

The provision matrix below shows the expected credit loss rate for each aging category of accounts receivable as at December 31, 2021:

		Aging (months)
	Note	<1	1 - 3	>3	Total
Gross accounts receivable	14	8,717	747	1,405	10,869
Expected loss rate		6.31%	71.62%	94.66%	22.22%
Expected Loss Provision	14	550	535	1,330	2,415

Gross accounts receivable includes the balance of accrued income within the aging category of less than one month.

Concentration risk

For the three months ended September 30, 2022, one customer (three months ended September 30, 2021: two customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 8,859 (three months ended September 30, 2021: EUR 2,998).

For the nine months ended September 30, 2022, one customer (nine months ended September 30, 2021: two customer) contributed more than 10% each to the Company’s revenues. Aggregate revenues from this customer totaled EUR 27,847 (nine months ended September 30, 2021: EUR 10,509).

As at September 30, 2022, one customer (December 31, 2021: one customer) constituted more than 10% to the Company’s accounts receivable. The balance owed by this customer totaled EUR 2,841 (December 31, 2021: EUR 4,305).

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19	SUPPLEMENTARY CASHFLOW INFORMATION

Cash flows arising from changes in non-cash working capital are summarized below:

	Nine Months Ended September 30,
Cash flows arising from movement in:	2022	2021
Trade and other receivables	(3,077)	3,014
Prepaid expenses and other assets	(778)	(1,713)
Deferred revenue	588	576
Trade payables and other liabilities	4,595	(593)
Other liabilities - non-current	36	38
Changes in Non-Cash Working Capital	1,364	1,322

For the nine months ended September 30, 2022, cash flows arising from movement in prepaid expenses and other assets excludes EUR 821 (nine months ended September 30, 2021: nil) in prepaid consideration (Note 1).

20   SEGMENT INFORMATION

Operating

The Company has one reportable operating segment, B2B Online Gaming.

The accounting policies of the reportable operating segments are the same as those described in the Company’s summary of significant accounting policies (Note 2). The Company measures each reportable operating segment’s performance based on adjusted EBITDA. No reportable operating segment is reliant on any single external customer.

Intersegment charges have been eliminated on consolidation.

Geography – Revenue

Revenue for continuing operations was generated from contracted customers in the following jurisdictions:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Netherlands	8,987	—	28,205	—
Curaçao	4,703	4,357	12,540	10,891
Malta	3,321	6,079	9,891	24,940
USA	1,356	346	2,475	415
Croatia	1,029	601	2,289	1,739
Serbia	422	269	1,122	711
Other	1,081	1,222	4,531	3,865
Revenue	20,899	12,874	61,053	42,561

This segmentation is not correlated to the geographical location of the Company’s worldwide end-user base.

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20   SEGMENT INFORMATION (CONTINUED)

Geography – Non-Current Assets

Non-current assets are held in the following jurisdictions:

	As at	As at
	September 30,	December 31,
	2022	2021
United States	77,769	55,581
Other	1,040	851
Non-Current Assets	78,809	56,432

21   INCOME TAXES

The components of income taxes recognized in the interim unaudited condensed consolidated statements of financial position are as follows:

	As at	As at
	September 30,	December 31,
	2022	2021
Income taxes payable	1,219	784
Deferred income tax liabilities	1,113	1,243

The components of income taxes recognized in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Current period	290	281	1,315	1,424
Adjustment in respect of prior periods	(158)	-	105	-
Current Income Taxes	132	281	1,420	1,424
Deferred income tax recovery	(18)	(120)	(306)	(274)
Deferred Income Tax Recovery	(18)	(120)	(306)	(274)
Income Taxes	114	161	1,114	1,150

There is no income tax expense recognized in other comprehensive income (loss).

	As at	As at
	September 30,	December 31,
	2022	2021
Intangible assets	1,140	1,196
Other	(27)	47
Deferred income tax liabilities	1,113	1,243

BRAGG GAMING GROUP INC.

NOTES TO THE INTERIM UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022 AND SEPTEMBER 30, 2021

PRESENTED IN EUROS (THOUSANDS, EXCEPT PER SHARE AMOUNTS)

21	INCOME TAXES (CONTINUED)

The effective income tax rates in the interim unaudited condensed consolidated statements of loss and comprehensive income (loss) were reported at rates different than the combined Canadian federal and provincial statutory income tax rates for the following reasons:

	Nine Months Ended September 30,
	2022	2021
	%	%
Canadian statutory tax rate	26.5	26.5
Effect of tax rate in foreign jurisdictions	5.2	4.1
Impact of foreign currency translation	-	(1.6)
Non-deductible and non-taxable items	(58.7)	(13.6)
Remeasurement of deferred consideration	9.1	-
Change in tax benefits not recognized	(61.6)	(29.8)
Adjustments in respect of prior periods	3.7	3.3
Other	2.2	(13.2)
Effective Income Tax Rate Applicable to Loss Before Income Taxes	(73.6)	(24.3)

22	CONTINGENT LIABILITIES

In the ordinary course of business, the Company is involved in and potentially subject to, legal actions and proceedings. In addition, the Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, any of which events could lead to reassessments.

The Company is not aware of any legal, administrative, or other proceedings pending, which would materially affect its financial condition.